KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

May 4, 2022

Mr. Ronald Alper

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	NOYACK Logistics Income REIT II, Inc.
Offering Statement on Form 1-A
Response dated April 20, 2022
File No. 024-11850

Dear Mr. Alper:

This letter is submitted on behalf of NOYACK Logistics Income REIT II, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on April 5, 2022 (“Offering Statement”), as set forth in your letter dated April 26, 2022 addressed to Mr. Charles Follini, the Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amendment”), which includes changes to the Offering Statement to reflect the response to the Staff’s comment.

For reference purposes, the text of the Comment Letter has been reproduced herein with response below the numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

May 4, 2022 Page 2

General

1.	We note your response to comment 1 and we reissue it. We note that this offering includes a minimum offering feature with subsequent quarterly closings and that the company may reject subscriptions for any reason. As it appears that you will process subscription requests on a quarterly basis and can reject a subscription for any reason, please provide us your additional analysis as to whether your offering should be considered a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

RESPONSE: In response the Staff’s comment, the Company has revised the disclosure in the Amendment to state that the only reason the Company can reject a subscription is if the Company determines that the investor is not a “qualified purchaser” for purposes of Regulation A. The Company respectfully contends that this change, along with the fact that the offering outlined in the Offering Statement will commence promptly after qualification of the Offering Statement (within two (2) days as stipulated in Rule 251(d)(3)(i)(F) of Regulation A) and will continue to be offered on an ongoing basis during the term of the offering, result in the offering being a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles J. Follini
NOYACK Logistics Income REIT II, Inc.